

July 10, 2013

Via E-mail
Neil I. Salmon
Chief Financial Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

    Re: **Innophos Holdings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed February 20, 2013
                File No. 1-33124

Dear Mr. Salmon:

We have reviewed your response letter dated July 1, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 23

1. We note your response to comment 2 in our letter dated June 17, 2013. It is unclear how the factors that you provided (i.e., (a) assets from 2004 formation reached the end of their useful lives and (b) the amount of the depreciation decrease attributable to these assets for 2010 – 2013) fully explain the specific facts and circumstances that has led to the material decline in depreciation and amortization expense since fiscal year 2009, even though capital expenditures have increased and you have had material acquisitions in fiscal years 2011 and 2012. In the normal course of business, assets become fully depreciated and new assets are acquired. The result is that there little fluctuation in depreciation expense. As such, we continue to request that you provide us with a detailed analysis that fully explains the negative trend in your periodic depreciation and amortization expense. As part of your response, please provide us with the components of PP&E as of the end of your three most recently completed fiscal years and your most recently completed interim period for fiscal

year 2013 in the table format you provided in response to comment 6 in our letter dated June 17, 2013.

1. Basis of Statement Presentation, page 43
Long-Lived Assets, page 44

2. We note your response to comment 5 in our letter dated June 17, 2013. Please expand the disclosure you intend to provide in future filings to clarify what your lowest identifiable levels of product groupings with identifiable cash flows are to provide investors with insight into what your specific accounting is for your long-lived assets.

5. Property, Plant and Equipment, net, page 48

3. We note your response to comment 7 in our letter dated June 17, 2013. Please tell us the amount of depreciation expense included in changes of inventory for each period presented to help us to understand how you concluded that the amount is immaterial.

Item 15. Exhibits, Financial Statement Schedules, page 76
Schedule 1 – Condensed Financial Information of the Registrant, page 76

4. You state that the Delaware General Corporation Law does not distinguish between retained earnings and additional paid-in capital. This observation does not appear relevant to the proper accounting for dividend payments under United States GAAP. Specifically, both the retained earnings and the additional paid-in capital accounts must be separately disclosed and accounted for pursuant to Article 5-02.30 of Regulation S-X. As described in Article 4-08.e of Regulation S-X, the retained earnings account measures the amount of accumulated earnings available for dividend distributions. Consequently, in financial statements prepared under United States GAAP, distributions to shareholders are accounted for as debits to the retained earnings account whenever that account carries a positive balance. These distributions are implicitly returns on the shareholders' investment since they are distributions of earnings generated on the shareholders' invested capital. Absent a positive balance in the retained earnings account, distributions to shareholders are accounted for as debits to the additional paid-in capital account since there are no earnings to distribute -- consequently such distributions are implicitly returns of the shareholders' investment. We note that the Registrant's subsidiaries have consistently generated substantial earnings and that the investment in subsidiaries account comprises over 99% of total assets. Therefore, it is apparent that the cash distributions paid to the Registrant by its subsidiaries are returns on investment and should be classified as operating activities in the Schedule I Statements of Cash Flows. See ASC 230-10-45-16.b. Further, please provide the quantified information required by Article 12-04(b) of Regulation S-X. Please make these revisions in your future filings so that the accounting policy applied in the Schedule I financial statements is consistent with United States GAAP as well as with the accounting policy applied in your consolidated financial statements.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or in his absence, Erin Jaskot, Staff Attorney at (202) 551-3442, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief